Exhibit 99.1

FOR RELEASE June 11, 2018

China Biologic Receives CFDA Clinical Trial Approval for Human Fibrin Sealant

BEIJING, China – June 11, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that Shandong Taibang Biological Products Co. Ltd., the Company’s majority-owned subsidiary, recently obtained approval from the China Food and Drug Administration (the “CFDA”) to begin human clinical trials on its Human Fibrin Sealant (“Fibrin Sealant”) product.

Fibrin Sealant is intended to be used as an adjunct to hemostasis on patients undergoing surgery in case traditional surgical techniques such as sutures, ligatures, and cauteries are ineffective or impractical. China Biologic expects to commence clinical trials for the Fibrin Sealant product in 2018 and to take at least one year to complete the trials.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We are pleased to have obtained approval from the CFDA to conduct clinical trials for our Fibrin Sealant product, which came after the launch of our new fibrinogen products. Fibrin Sealant can be used in a variety of surgical applications to manage bleeding from surfaces or cavities that are not amenable to suturing, electrosurgery, or other specialized techniques. Our Fibrin Sealant, sourced from human plasma, will provide medical practitioners with better efficacy, safety and greater convenience of use when compared to other fibrin glue products sourced from animal blood. We believe that upon successful completion of the clinical trials, the commercial launch of Fibrin Sealant will enhance our market position in providing solutions to control surgical bleeding. In addition, we believe that this product will substantially improve our plasma fractionation utilization and make a meaningful positive contribution to our future financial performance.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the clinical trials and commercial launch of the Fibrin Sealant product and the management’s quotations in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, potential delay or failure to complete the clinical trials for the fibrin sealant product, potential inability to commercially launch the fibrin sealant product, potential change in market demand for fibrin sealant and other plasma products, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com